As filed with the U.S. Securities and Exchange Commission on December 28, 2005
Registration No. 333-122391
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

POST-EFFECTIVE AMENDMENT NO. 3
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SPATIALIGHT, INC.
(Exact name of registrant as specified in its charter)

New York	16-1363082
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
Five Hamilton Landing, Suite 100
Novato, California 94949
(415) 883-1693
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

 Robert A. Olins
Chief Executive Officer
SpatiaLight, Inc.
Five Hamilton Landing, Suite 100
Novato, California 94949
(415) 883-1693
(Name, address, including zip code, and telephone number, including area code, of agent for service)

 Copies to:
Melvin Katz, Esq.
Bryan Cave LLP
1290 Avenue of the Americas
New York, New York 10104
(212) 541-2000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

From time to time as described in the prospectus after the effective date of this Registration Statement.

SUBJECT TO COMPLETION

PROSPECTUS DATED DECEMBER 28, 2005

SPATIALIGHT, INC.

1,995,643 COMMON SHARES

This prospectus relates to the resale of up to 1,995,643 of our common shares, par value $.01 per share, from time to time, by certain selling shareholders listed in this prospectus under the section entitled “Selling Shareholders."

Our common shares are traded on The Nasdaq SmallCap Market under the symbol “HDTV.” On December 23, 2005, the last sale price of our common shares as reported on The Nasdaq SmallCap Market was $3.51 per share.

Together with the registration statement of which this prospectus is a part, we are filing concurrently herewith Post-Effective Amendment No. 3 to a registration statement on Form S-3 (Registration Number 333-122392) for the sale by us of up to 1,500,000 of our common shares, on a delayed or continuing basis.

The selling shareholders have informed us that they do not intend to employ the services of an underwriter. The selling shareholders, through agents or dealers who may be considered underwriters, may, however, sell all or some of their shares that are the subject of this prospectus on terms to be determined at the time of sale.

We will not receive any of the proceeds from the sale of the shares being offered hereby for the account of the selling shareholders. All proceeds will be received by the selling shareholders.

An investment in our common shares involves a high degree of risk. Please carefully consider the information under the heading "risk factors" beginning on page 3.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

________________________

The date of this prospectus is December 28, 2005.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this prospectus concerning our future, proposed and anticipated activities, certain trends with respect to our revenue, operating results, capital resources, and liquidity or with respect to the markets in which we compete or the electronics industry in general; and other statements contained in this prospectus regarding matters that are not historical facts are forward-looking statements, as such term is defined under applicable securities laws. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond our control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed below under "Risk Factors."

SUMMARY

Business

We are in the business of manufacturing high-resolution Liquid Crystal on Silicon (LCoS) microdisplays. Our current customers and prospective customers are original equipment manufacturers (OEMs) engaged in the businesses of manufacturing high definition televisions or manufacturing light engines for incorporation into high definition televisions. Our products are also suitable for incorporation into other potential display applications including rear projection computer monitors, wireless communication devices, portable games and digital assistants, although we are not currently working with OEMs of any of these products.

Our principal executive offices are located at Five Hamilton Landing, Suite 100, Novato, California 94949, and our telephone number is (415) 883-1693.

For additional information concerning our business, see “About SpatiaLight.”

The Offering

The selling shareholders are offering for sale under this prospectus up to 1,995,643 of our common shares. Of these shares, certain of the selling shareholders are offering 1,870,643 common shares issuable upon (1) conversion of up to $10,000,000 principal amount of our Senior Secured Convertible Notes issued in our November 2004 Financing, and (2) as interest on the Senior Secured Convertible Notes (see “Senior Secured Convertible Debt Financing” under “About SpatiaLight” for a detailed description of the November 2004 Financing). Certain of the selling shareholders are offering 125,000 shares, which were issued upon the exercise of unregistered warrants at an exercise price of $3.50. For additional detail regarding these shares, see “Selling Shareholders.”

RISK FACTORS

Our shares offered by the selling shareholders are speculative in nature and involve a high degree of risk. Before making an investment decision with respect to our shares, prospective investors should carefully consider, along with the other matters discussed in this prospectus, the following risk factors:

We are confronted by serious liquidity concerns.

As of the date of this prospectus, we have limited financial resources. Our operations to date have consumed substantial amounts of cash and will continue to require substantial amounts of capital in the future. In order to remain competitive, we must continue to make significant investments essential to our ability to operate profitably, including further investments in research and development, equipment, facilities and production activities. Taking into account our current financial condition, we will require significant additional financing to satisfy our increasing working capital requirements in 2006.

Our financial condition and liquidity have been strongly assisted through: private sales of our common shares (both registered and unregistered); convertible note financing; and the payment of exercise prices on our warrants and options. We have no assurance that outstanding stock options and warrants will be exercised in the future. Reliance on private equity purchase agreements and public offerings and exercises of derivative securities to finance our future operations entails the additional risks of our inability to sell our common shares or other securities and an insufficient number of warrants being exercised owing to the prevailing market prices of our underlying common shares. In the event that we are unable to obtain further financing on satisfactory terms or at all, or we are unable to generate sales sufficient to offset our costs, or if our costs of development and operations are greater than we anticipate, we may be unable to increase the size of our business at the rate desired or may be required to delay, reduce, or cease certain of our operations, any of which could materially harm our business and financial results.

In meeting our liquidity requirements, we have been assisted by a recent $224,000 loan to us by our Chief Executive Officer, Robert A. Olins. We are engaged in discussions with potential investors for a placement of debt or equity securities. However, if we are not able to close any such transaction in the immediate future we will be unable to fund our operations. We anticipate an increase in revenues from our customer LG Electronics, to whom we are shipping products. Although these shipments have been small to date, we expect that their volume will increase. Nevertheless, there can be no assurance that the funds or revenues to be derived from any of the foregoing sources will be sufficient, singly or in the aggregate, to enable us to satisfy our liquidity requirements during forthcoming fiscal periods. Failure to satisfy such liquidity requirements could have a material adverse effect upon our operations.

Certain of the holders of the Senior Secured Convertible Notes issued by us in the November 2004 Financing, have made claims of default.

As previously disclosed in our Current Report on Form 8-K, filed December 19, 2005 holders of $9,000,000 principal amount of the Senior Secured Convertible Notes have alleged that we have defaulted in the payment of the most recent installment of interest due November 30, 2005 on the Senior Secured Convertible Notes, and one of these holders, who holds $4,500,000 principal amount of the Senior Secured Convertible Notes, has alleged that we have defaulted in our failure to maintain the effectiveness of this registration statement in such manner as to permit such holder to sell its shares pursuant to this registration statement. (The current conversion price of the Senior Secured Convertible Notes of $9.72 exceeds the current market price of our shares by approximately $6.20). As a consequence of these alleged defaults, these holders have demanded the immediate redemption of the principal amount of their Senior Secured Convertible Notes plus a redemption premium of $675,000 to each of them. We do not believe that we have defaulted in the payment of the most recent installment of interest on the Senior Secured Convertible Notes because we tendered timely payment of that interest and have cured any alleged non-payment of that interest on the Senior Secured Convertible Notes (the non-payment of which we contest), and we believe that this registration statement has remained effective and that we are otherwise in compliance with the relevant provisions of the Senior Secured Convertible Notes pertaining to this registration statement. At this date, we cannot predict what actions, if any, will be undertaken by any of the holders of the Senior Secured Convertible Notes, but we will contest any adverse actions because we do not believe that we have committed any defaults under the terms of the Senior Secured Convertible Notes.

We are the subject of an informal inquiry by the staff of the SEC regarding the circumstances surrounding our filing of certain consents of the independent registered accounting firm BDO Seidman, LLP without requisite authorization.

We have been advised by the staff of the SEC that it is conducting an informal inquiry into the circumstances surrounding our filing of consents of the independent registered accounting firm BDO Seidman, LLP, without requisite authorization, which consents were filed as Exhibit 23.1 to amendments to our registration statements on Form S-3 (Nos. 333-122391 and 333-122392) filed with the SEC on July 27, 2005. The consents would have allowed us to incorporate by reference in each of the prospectuses constituting a part of the above-referenced registration statements our consolidated financial statements for the years ended December 31, 2002 and 2003. Our current independent registered accounting firm, Odenberg, Ullakko, Muranishi & Co. LLP (OUM) has since provided us with a new report with respect to each of the three years ended December 31, 2004 and we were not requested to amend or restate the financial statements contained in our annual reports on Form 10-K for any of the three fiscal years ended December 31, 2004 in connection with the issuance of OUM’s new report. We have been cooperating with the SEC in connection with this matter.

The obligations arising from our Senior Secured Convertible Notes restrict our future financing alternatives and may result in financial difficulties for us in the future.

The Senior Secured Convertible Notes issued pursuant to the November 2004 Financing bear a 10% rate of interest per annum and are not prepayable, in whole or in part, prior to their maturity on November 30, 2007. Therefore, we do not have the ability to refinance the 2004 Senior Secured Convertible Notes with debt obligations bearing more favorable terms to us or out of the proceeds of an equity financing until their maturity date. Although, we do have the right to convert the Senior Secured Convertible Notes into our common shares in the event that our common shares trade at or above $14.58 (150% of the $9.72 conversion price of the Senior Secured Convertible Notes) for twenty consecutive trading days. The last sale price of our common shares on December 27, 2005, was $3.52 per share.

Furthermore, the Senior Secured Convertible Notes are secured by virtually all of our assets, other than those located in South Korea, and it may therefore be difficult for us to obtain future debt financing. However, the terms of the Senior Secured Convertible Notes allow us to subordinate the Senior Secured Convertible Notes to a indebtedness to a bank or other institution arising from accounts receivable, contractual rights, inventory or similar financing.

If we default in meeting our obligations under the Senior Secured Convertible Notes, the indebtedness which they evidence will become immediately due and payable, and the holders of the Senior Secured Convertible Notes will be entitled to foreclose on any of our assets securing the notes. The Senior Secured Convertible Notes are convertible into our common shares and the issuance of such shares (including any shares issued in payment of interest on such notes) may have a dilutive effect on the value of our outstanding common shares.

We have a history of losses and may incur losses in the future and therefore cannot assure you that we will achieve profitability.

We have incurred losses to date and have experienced cash shortages. For the nine months ended September 30, 2005, we incurred net losses of approximately $9.3 million. In addition, we had an accumulated deficit of approximately $77 million as of September 30, 2005. We expect additional losses as we continue spending for commercial scale production and other business activities as well as further research and development of our products. As a result, we will need to generate substantial sales to support our costs of doing business before we can begin to recoup our operating losses and accumulated deficit and achieve profitability.

We are subject to lengthy development periods and product acceptance cycles, which may significantly harm our business.

Our business model requires us to develop microdisplays that perform better than existing technologies, manufacture our LCoS Sets in bulk, and sell the resulting LCoS Sets to OEMs that will then incorporate them into their products. OEMs make the determination during their product development programs whether to incorporate our LCoS Sets and/or display units in their products. This requires us to invest significant amounts of time and capital in designing our LCoS Sets before we can be assured that we will generate any significant sales to our customers or even recover our investment. If we fail to recover our investment in the LCoS Sets, it could seriously harm our financial condition. In addition, the acceptance of new technologies developed by our competitors could limit the time period that our products may be demanded by our customers.

We incur substantial operational and research and development costs in connection with products and technologies that may not be successful.

We currently have 10 full-time engineering and 8 full-time manufacturing personnel based in California working on microdisplays. We are currently actively hiring personnel for our manufacturing facility located in the Republic of Korea. We currently have 7 full-time engineering and 60 full-time manufacturing personnel based in the Republic of Korea and we expect to hire an additional 4 engineers and 21 manufacturing personnel by the first quarter of 2006. This staffing creates significant operational and research and development costs that may not be recouped. Even if our current LCoS Sets become accepted and/or successful, we must continue to employ and may increase in number, our engineering and manufacturing personnel to develop future generations of our microdisplays because of the rapid technological changes in our industry. As a result, we expect to continue incurring significant operational and research and development costs.

We are currently manufacturing and shipping our products in limited commercial quantities, but unanticipated difficulties in manufacturing our products in larger quantities may sometimes make it difficult to meet customer demands and our operating results could be significantly harmed by such difficulties.

Problems in production of our LCoS Sets or lower than expected manufacturing yields could significantly harm our business because we will have already incurred the costs for the materials used in the microdisplay manufacturing process. These problems could cause delays that might lead our current and prospective customers to seek other sources.

Because the manufacture of our LCoS Sets involves highly complex processes and technical problems may arise as we manufacture our liquid crystal microdisplays, we cannot assure the manufacturing yields of our products. Current purchase orders and anticipated future purchase orders, which we cannot assure, will require us to produce greater quantities of our LCoS Sets than we have produced in the past. Problems in production, including problems associated with increasing our production output or lower than expected manufacturing yields could significantly harm our business and operating results. In addition, the complexity of our manufacturing processes will increase as the sophistication of our LCoS Sets and display units increases, and such complexities may lend to similar difficulties that could harm our business and operating results. Although we believe that we will be able to mass produce our LCoS Sets, other companies, including some with substantially greater resources than us, have found great difficulty or failed to do so. We do not have reliable information about why other companies have failed to manufacture similar liquid crystal microdisplays and can therefore make no assurances that we will not encounter similar problems.

We currently obtain silicon backplanes, a vital component in our microdisplays, from the Far East. Some Asian countries are subject to earthquakes, typhoons or political instability. Unless we obtain an alternative source, any disruption or termination of our silicon manufacturing source’s operation in Taiwan or air transportation with the Far East could significantly harm our operations.

Our LCoS Sets are assembled by combining the silicon backplanes with electronic components. The design and manufacture of LCoS Sets are highly complex processes that are sensitive to a wide variety of factors, including the level of contaminants in the manufacturing environment, impurities in the materials used, and the performance of personnel and equipment. We lease clean room space in California and have built a manufacturing plant in the Republic of Korea where we currently manufacture our LCoS Sets. We believe that these current arrangements provide us with strong quality controls and effectively protect our proprietary technology in our products, but the risks discussed above associated with the highly complex processes of manufacturing these liquid crystal microdisplays remain applicable.

Although we have commenced producing products in our new manufacturing facility in the Republic of Korea, which will serve as our principal facility for manufacturing our microdisplay products, we may encounter difficulties in transitioning our manufacturing operations and difficulties in maintaining our quality controls over the manufacturing and production processes, any of which would be likely to cause significant harm to our business.

Our decision to locate our principal manufacturing operations in the Republic of Korea may cause us to encounter one or more potential problems that could harm our business. These potential problems could arise in connection with transitioning our manufacturing operations to the new facility in the Republic of Korea. As a result of cultural or language differences, problems may arise in the training of our employees, such as misunderstandings or the creation of inefficiencies in our operations. The geographic separation between our corporate offices in the United States and our principal manufacturing operation in the Republic of Korea could result in managerial or supervisory problems, which could lead to decreased quality controls and a subsequent material harm to our business.

Geopolitical conditions or potential military conflicts between allies, the United States and the Republic of Korea, and North Korea may negatively impact our business.

We commenced producing products in our principal manufacturing operations in the Republic of Korea during the third quarter of 2005 and our largest customer, LG Electronics, resides in the Republic of Korea. The Republic of Korea and North Korea are technically at war with each other, despite the mutually agreed upon existence of the Demilitarized Zone and the relative absence of physical conflict for several decades. Any escalation in the existing conflict between these countries or any commencement, or perceived commencement of a military conflict between the United States and North Korea, may limit our ability to effectively operate our manufacturing facility in the Republic of Korea and also may substantially limit our ability to sell products into the Republic of Korea because of the negative economic, physical or other destructive impact that such a conflict could have on our most important customer. Any such disruptions to our manufacturing operations and/or ability to consummate sales to a substantial customer could adversely affect the development of our business and our financial condition.

If the high definition television market does not continue to develop and if other potential markets for our products do not materialize, then our business will likely be significantly harmed.

High definition television programming has only recently become available to consumers, and widespread market acceptance, although anticipated, is uncertain at this time. The market demand for high definition televisions is considered contingent upon widespread acceptance of high definition television programming. Our current sales and marketing efforts are focused on OEMs of high definition televisions and OEMs of light engines designed for incorporation into high definition televisions. Therefore, if the market for high definition televisions does not continue to grow and develop, then we will have significant difficulty selling our products, which will have a material adverse effect on our results of operations.

Various potential target markets for our products, including projectors, monitors, and portable microdisplays, are uncertain and may be slow to develop. In addition, companies in those markets could utilize competing technologies. For us to succeed in selling our products into these potential markets we must offer end-product manufacturers better and less expensive microdisplay products than our competitors, and the manufacturers themselves will also have to develop commercially successful products using our products. In the event that we attempt to market and sell our products into these potential target markets, if we are not able to succeed in selling our products into these potential markets, then our results of operations and overall business may be negatively affected.

If our products do not become widely accepted by our customers or the end-users, our business could be significantly harmed.

Our LCoS Sets may not be accepted by a widespread market. Even if we successfully obtain customer orders, our customers may determine not to introduce or may terminate products utilizing the technology for a variety of reasons, including the following:

•	superior technologies developed by our competitors;

•	price considerations; and

•	lack of anticipated or actual market demand for the products.

We are largely dependent on one customer for our future revenues, and failure to expand our customer base or receive additional orders from our existing customer base will make us vulnerable to substantial loss of potential revenues.

In the first nine months of 2005, most of our revenue was derived from LG Electronics. Based upon our agreement with LG Electronics, it is likely that a substantial percentage of our anticipated future revenues will be derived from LG Electronics as well. If we cannot diversify our customer base or derive increased revenues through additional purchase orders and product deliveries from customers other than LG Electronics, and therefore become primarily reliant on only one customer for a substantial percentage of our revenues, we will be vulnerable to a substantial decline in anticipated revenues if we lose LG Electronics as a customer for any reason or if LG Electronics were to otherwise reduce, delay or cancel its orders. Any such events could cause a material adverse effect on our business, operations and financial condition and the value of our common shares could decline substantially.

Our ability to retain and receive additional purchase orders from our current customers and to attract and receive purchase orders from prospective customers may depend upon the acceptance of LG Electronics’ products in the consumer marketplace. If LG Electronics’ television products incorporating our LCoS technology are not commercially successful, demand for our products from our current and prospective customers may not materialize, which could negatively impact our results of operations and our financial condition.

We cannot assure you that we will obtain additional purchase orders from our current or prospective customers, or, if we do, that such orders will generate significant revenues.

Even though in the past we have received purchase orders for our LCoS Sets and/or display units from LG Electronics and from certain Chinese and Taiwanese OEMs and we may receive additional purchase orders from our prospective customers sales to manufacturers in the electronics industry are subject to severe competitive pressures, rapid technological change and product obsolescence. In addition, purchase orders received from our Chinese customers are for limited quantities of our products. Customers may, at any time, cancel purchase orders or commitments or reduce or delay orders, thereby increasing our inventory and overhead risks. Therefore, despite the purchase orders received from current customers and other purchase orders that we may receive from prospective customers, we cannot assure you that these agreements will result in significant revenues to us.

If our customers' products are not successful, our business would be materially harmed.

We do not currently sell any products to end-users. Instead, we design and manufacture various product solutions that our customers (i.e., OEMs) may incorporate into their products. As a result, our success depends almost entirely upon the widespread market acceptance of our customers' products. Any significant absence of, or slowdown in the demand for our customers' products would materially harm our business.

Our dependence on the success of the products of our customers exposes us to a variety of risks, including our need to do the following:

•	maintain customer satisfaction with our design and manufacturing services;

•	match our design and manufacturing capacity with customer demand and maintain satisfactory delivery schedules;

•	anticipate customer order patterns, changes in order mix, and the level and timing of orders that we can meet; and

•	adjust to the cyclical nature of the industries and markets we serve.

Our failure to address these risks may cause us to lose sales or for sales to decline.

The high definition television industry is highly competitive, which may result in lost sales or lower gross margins.

We serve the highly competitive high definition television industry that is characterized by price erosion, rapid technological change and competition from major domestic and international companies. This intense competition could result in downward pricing pressures, lower sales, reduced margins and lower market share.

Companies competing in the LCoS microdisplay market include Sony and JVC, although we presently believe that Sony has developed LCoS microdisplays for its own use and not for sale to other OEM’s. A major competitor of ours in the reflective microdisplay market, although not using liquid crystals in the display, is Texas Instruments, which is producing a micro-mechanical structure of moving mirrors on a silicon backplane, a technology known as digital light processing, or DLP. Texas Instruments has had significant success selling its DLP products to its customers in the business front projector market and the rear projection high definition television market. Some of our competitors, including Texas Instruments and JVC, have greater market recognition, larger customer bases, and substantially greater financial, technical, marketing, distribution and other resources than we possess. As a result, they may be able to introduce new products and respond to customer requirements more quickly and effectively than we can.

Rapid and significant technological advances have characterized the microdisplay market. There can be no assurance that we will be able to effect any significant technological advances or that we will have sufficient funds to invest in new technologies or products or processes. Although we believe that our displays have specifications and capabilities, which equal or exceed that of commercially available LCD, cathode ray tube (CRT) and DLP based display products, the manufacturers of these products may develop further improvements of their existing technology that would eliminate or diminish our anticipated advantage. In addition, numerous competitors have substantially greater financial, technical, marketing, distribution and other resources than we have. The acceptance of our LCoS Sets and/or display units will be dependent upon the pricing, quality, reliability and useful life of these products compared to competing technologies, as to which there can be no assurance.

Our competitive position also may suffer if one or more of our customers decide to design and manufacture their own microdisplay products, to contract with our competitors, or to use alternative technologies. In addition, customers in the television manufacturing industry typically develop a second source. Second source suppliers may win an increasing share of our customer’s product demands.

Our ability to compete successfully depends on a number of factors, both within and outside our control. These factors include the following:

•	our success in designing and manufacturing new display technologies;

•	our ability to address the needs of customers;

•	the quality, performance, reliability, features, ease of use, pricing, and diversity of our display products;

•	foreign currency fluctuations, which may cause a foreign competitor's products to be priced significantly lower than our displays;

•	the quality of our customer services;

•	the efficiency of our production sources; and

•	the rate at which customers incorporate our displays into their own products; and products or technologies introduced by our competitors.

Fluctuations in the exchange rate of the United States dollar and foreign currencies could have a material adverse effect on our financial performance and profitability.

A portion of our costs is denominated in foreign currencies, including the Korean Won, the Euro and the Japanese Yen. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our costs of good sold and operating margins, and could result in exchange losses. We cannot fully predict the impact of future exchange rate fluctuations on our profitability. From time to time, we may engage in exchange rate-hedging activities in an effort to mitigate the impact of exchange rate fluctuations, although we have not engaged in any such hedging activities to date. However, we cannot offer assurance that any hedging technique we may implement will be effective. If it is not effective, we may experience reduced operating margins.

Our operating results are subject to significant fluctuations.

Our results of operations have varied significantly from quarter-to-quarter in the past and are likely to vary significantly in the future, which makes it difficult to predict our future operating results. Accordingly, we believe that quarter-to-quarter comparisons of our operating results are not meaningful and should not be relied upon as an indicator of our future performance. Some of the factors that cause our operating results to fluctuate include the following:

•  introductions of displays and market acceptance of new generations of displays;

•  timing of expenditures in anticipation of future orders;

•  changes in our cost structure;

•  availability of labor and components;

•  pricing and availability of competitive products and services;

•  the timing of orders;

•  the volume of orders relative to the capacity we can contract to produce;

•  evolution in the life cycles of customers' products; and

•  changes or anticipated changes in economic conditions.

The market price of our common shares is highly volatile.

The market price of our common shares has been highly volatile, reflecting among other things reported losses, receipts of additional financing and investors’ perceptions about our business prospects. Some research has shown that similar volatility in other companies correlates with class action securities lawsuits although to date we have not been a defendant in any such lawsuit. The trading price of our common shares in the future could continue to be subject to wide fluctuations in response to various factors, including the following:

•	quarterly variations in our operating results;

•	actual or anticipated announcements of technical innovations or new product developments by us or our competitors;

•	public announcements regarding our business developments;

•	changes in analysts' estimates of our financial performance;

•	sales of large numbers of our common shares by our shareholders;

•	general conditions in the electronics industry; and

•	worldwide economic and financial conditions.

In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the market prices for many high-technology companies and that often have been unrelated to the operating performance of these companies. These broad market fluctuations and other factors may adversely affect the market price of our common shares.

By further increasing the number of our common shares that may be sold into the market, this offering and any future offerings of our equity securities could cause the market price of our common shares to decrease significantly, even if our business operations are performing well.

The total number of common shares included in this prospectus, plus the 1,500,000 common shares included in the Post-Effective Amendment No. 3 to Form S-3 “Shelf” Registration Statement that we filed with the SEC concurrently herewith (Registration Number 333-122392), represents approximately 9.38% of the total number of our common shares that were issued and outstanding as of December 23, 2005. Sales of these shares, into the public market, or the perception that future sales of these common shares could occur, might adversely affect the prevailing market price of our common shares in the near future. On August 5, 2005, we sold 500,000 of our common shares at $5.40 per share under our “Shelf” registration, which became effective on July 29, 2005.

We do not believe that market perceptions regarding the aggregate total of 10,277,076 common shares included in currently effective Form S-3 Registration Statements of the Company rendered effective by the SEC on September 23, 2002, July 15, 2003, and October 2, 2003, respectively, relating to resales of our common shares, will have a material adverse effect on the prevailing market price of our common shares in the future. Based upon our review of reports provided by our transfer agent concerning ownership of our common shares, we believe that approximately 5,940,600 (or 58%) of such aggregate total of common shares included in currently effective registration statements have been sold into the market as of March 23, 2005.

Our common shares may not be liquid.

Our common shares are currently traded on The NASDAQ SmallCap Market. Our shareholders may find that it is more difficult to sell our common shares than shares that are listed on The NASDAQ National Market or New York Stock Exchange. The trading volume of our common shares has historically been adversely affected due to their limited marketability, but such volume has increased significantly in recent periods. Nevertheless, any substantial sales of our common shares may result in a material reduction in their market price, reflecting the volatility of the trading market for our common shares.

If we lose our key personnel or are unable to attract and retain additional personnel, our ability to compete could be harmed.

Our development and operations depend substantially on the efforts and abilities of our senior management and qualified technical personnel. Our products require sophisticated production, research and development and technical support. The competition for qualified management and technical personnel is intense. The loss of services of one or more of our key employees or the inability to add key personnel could have a material adverse affect on us; particularly since currently we do not have any insurance policies in place to cover that contingency. Our success will depend upon our ability to attract and retain highly qualified scientific, marketing, manufacturing, financial and other key management personnel. We face intense competition for the limited number of people available with the necessary technical skills and understanding of our products and technology. We cannot assure you that we will be able to attract or retain such personnel or not incur significant costs in order to do so.

Our future success depends on our ability to protect our proprietary technology and our registered intellectual property.

We believe that our success depends in part on protecting our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality and assignment of inventions agreements from our employees, consultants and advisors and other contractual provisions, to establish and protect our intellectual property rights. If we are unable to protect our intellectual property from use by third parties, our ability to compete in the industry will be harmed. Policing unauthorized use of our products and technology is difficult, however. Despite our efforts to protect our proprietary rights, we face the following risks:

•	pending patent applications may not be issued;

•	patents issued to us may be challenged, invalidated, or circumvented;

•	unauthorized parties may obtain and use information that we regard as proprietary despite our efforts to protect our proprietary rights;

•	others may independently develop similar technology or design around any patents issued to us;

•	breach of confidentiality agreements;

•	intellectual property laws may not protect our intellectual property; and

•
effective protection of intellectual property rights may be limited or unavailable in some foreign countries, such as China, in which we may operate. Specifically, although we consider the following unlikely because of the complex technological structure of our products, one or more of our current or prospective Chinese, Korean or Taiwanese customers, or their respective employees or other persons including our competitors, that have or gain access to our products for testing purposes, may seek to misappropriate or improperly convert to their own use our intellectual property and a lack of adequate remedies and impartiality under the Chinese, Korean and other foreign legal systems may adversely impact our ability to protect our intellectual property.

There can be no assurance that we will have adequate remedies in the event any of the foregoing materializes. Failure to protect our intellectual property would limit our ability to produce and market our products in the future, which would materially adversely affect our revenues generated by the sale of such products. In addition, third parties could assert that our products and technology infringe their patents or other intellectual property rights. As a result, we may become subject to future patent infringement claims or litigation, the defense of which is costly, time-consuming and diverts the attention of management and other personnel.

Political, economic and regulatory risks associated with international operations may limit our ability to do business abroad.

A substantial number of our customers, manufacturers and suppliers are located outside of the United States, principally in the Far East. Our international operations are subject to political and economic conditions abroad, and protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export or import compliance laws, or other trade policies, any of which could adversely affect our ability to manufacture or sell displays in foreign markets and to purchase materials or equipment from foreign suppliers. Certain of our current purchase order agreements with customers are governed by foreign law and therefore, are subject to uncertainty with regard to their enforceability.

We do not pay cash dividends.

We have never paid any cash dividends on our common shares and do not anticipate that we will pay cash dividends in the near future. Moreover, under the terms of the November 2004 Financing, we are prohibited from paying cash dividends while the Senior Secured Convertible Notes issued in the November 2004 Financing remain outstanding. Instead, we intend to apply any future earnings to the expansion and development of our business.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in these policies or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. For example, the Financial Accounting Standards Board has implemented changes to United States Generally Accepted Accounting Principles that require us to record a charge to earnings for employee stock option grants for all awards unvested at and granted after December 31, 2005. This regulation will negatively impact our earnings. Technology companies generally, and our Company, specifically, rely on stock options as a major component of our employee compensation packages. Due to the new requirement to expense options, we are less likely to achieve profitability and we may consider decreasing or eliminating option grants. Decreasing or eliminating option grants may negatively impact our ability to attract and retain qualified employees.

ABOUT SPATIALIGHT

We are in the business of manufacturing high-resolution liquid crystal on silicon (LCoS) microdisplays. Our current customers and prospective customers are OEMs engaged in the businesses of manufacturing high definition televisions or manufacturing light engines for incorporation into high definition televisions. Our products are also suitable for incorporation into other potential applications including rear projection computer monitors, wireless communication devices, portable games and digital assistants, although we are not currently working with OEMs of any of these products.

We are currently offering two types of core products to our customers and prospective customers, all of who are located primarily in Asia. The featured product is our LCoS Set, which is comprised of three of our proprietary SpatiaLight imagEngine™ LCoS microdisplays. Our other product, the display unit, is comprised of LCoS Sets fitted onto a light engine.

We currently manufacture two models of our LCoS Sets. The “T-3” model has a 1920 pixels by 1080 pixels configuration and the “T-1” model has a 1280 pixels by 960 pixels configuration.

Currently we manufacture our LCoS Sets in limited commercial quantities at our facilities in the Republic of Korea and California. Once the South Korean facility reaches full-scale mass production mode, we intend to transition the California facility to research and development and special project operations. Internal manufacturing is subject to certain risks described under "Risk Factors." Please see “Manufacturing of LCoS Sets” below for a discussion of our manufacturing facility located in the Republic of Korea.

We have patents and pending patent applications covering parts of our designs; however, the key designs of the circuitry in the silicon, drive electronics and liquid crystal assembly techniques are proprietary and not covered by patents.

Our LCoS Sets are high-resolution liquid crystal displays. They are constructed with a silicon chip, a layer of liquid crystals and a glass cover plate in contrast to the more common construction of liquid crystals sandwiched between two glass plates. Our displays are also known as, and commonly referred to as, LCoS, liquid crystal displays (LCD), active matrix liquid crystal displays or spatial light modulators.

The image on the microdisplays that comprise our LCoS Sets can be projected onto a screen or other surface for individual or group viewing or used in a portable application that is viewed through a magnifying device similar to a viewfinder. Potential microdisplay applications include:

• large-screen rear-projection television systems, in both high definition television format and standard television formats;

• large-screen rear-projection computer monitors in a variety of resolutions;

• video projectors for applications such as presentations;

• head-mounted displays which are used for virtual reality systems, defense, aerospace and gaming applications; and

• other potential applications such as point of purchase displays, optical computing and data storage.

Our technology uses liquid crystals and silicon chips. An advantage of these materials is that processes for working with them are already known and they may be produced more quickly than competing technologies that offer comparable quality. By using existing manufacturing processes at our manufacturing facility in the Republic of Korea, which commenced producing products for commercial sale in limited quantities in the second quarter of 2005, we believe we will be able to obtain economies of scale.

The following is a detailed summary of the current status of our business:

LG Electronics, Inc.

In July 2004, we entered into an agreement with LG Electronics (see Exhibit 10.5 to our Annual Report on Form 10-K/A filed with the SEC on December 28, 2005), providing for us to sell our T-3 LCoS Sets to LG Electronics. In July 2005, we commenced delivering a limited quantity of commercial production LCoS Sets to LG Electronics. Under the July 2004 agreement, LG Electronics agreed to purchase from us a minimum of 21,000 LCoS Sets over an initial six-month delivery period, which was originally scheduled to commence in January 2005, subject to LG Electronics’ completion of pre-production requirements. Our July 2005 product delivery to LG Electronics included a smaller quantity of LCoS Sets than was originally contemplated under the July 2004 agreement for the first delivery month. We delivered those LCoS Sets in July 2005 based upon our expectation that in the immediate future we would receive a firm purchase order from LG Electronics for its purchase from us of an aggregate minimum quantity of 9,300 LCoS Sets over an initial six-month delivery period.

In August 2005, we received a firm purchase order from LG Electronics for its purchase from us of an aggregate minimum quantity of 9,300 LCoS Sets for the period July through December 2005. In October 2005, we publicly announced that we had received the formal written qualification letter from LG Electronics stating that we have met certain agreed upon technical specifications. We have since agreed with LG Electronics to move the initial six-month delivery period to November 2005 through April 2006. On November 7, 2005, we delivered a limited quantity of production LCoS Sets to LG Electronics based upon the revised delivery schedule.

LG Electronics announced in a joint press release with us in January 2005 that they were planning an initial rollout of 71-inch and 62-inch LCoS televisions incorporating our LCoS Sets commencing in the second quarter of 2005. Based upon our discussions with LG Electronics and other public statements by them, we believe that LG Electronics currently intends to commence this initial rollout during the first quarter of 2006. LG Electronics also announced that its initial product rollout will be into the United States, South Korean and Australian consumer markets, with future plans for expansion into other markets. We believe, based upon discussions with LG Electronics, that the initial purchase order for 9,300 LCoS Sets will enable LG Electronics to effectively launch their LCoS-based televisions into the intended target markets.

We are now commencing to work and negotiate with LG Electronics to formalize a constructive amendment and restatement of the original agreement to govern our anticipated product deliveries going forward. We expect that the most significant amendment will reduce the minimum initial six-month quantity commitment, during the period November 2005 through April 2006, to an aggregate of 9,300 LCoS Sets, with our option to increase that amount to an aggregate maximum quantity of 16,800 LCoS Sets. We believe that the anticipated revised six-month minimum LCoS Set quantity will be mutually beneficial for LG Electronics and us. That minimum quantity will allow LG Electronics to move forward with full execution of its consumer market launch of high definition televisions incorporating our LCoS Sets, as described above.

We anticipate that the other material terms of our original agreement with LG Electronics will remain substantially the same when it is amended and restated, which we expect to consummate in the first quarter of 2006. Under the agreement, commencing in the first delivery month, LG Electronics is required to provide us with rolling monthly firm purchase orders six months in advance of the scheduled delivery and rolling twelve-month advance projections of its anticipated future orders. We expect to receive firm purchase orders for May and June 2006 from LG Electronics later in the first quarter of 2006. Although the agreement does not contain any minimum purchase requirements after the initial six-month delivery period, the agreement projects that LG Electronics will commence larger mass-production scale purchases of LCoS Sets from us in the seventh delivery month, which we currently expect to occur in May 2006. LG Electronics has advised us that it expects the larger mass production purchases of a minimum of 10,000 LCoS Sets per month to commence as scheduled in the seventh delivery month based upon its strategic marketing plans. The agreement has a two-year delivery term.

Our agreement with LG Electronics provides that we will be their exclusive supplier of three-chip LCoS microdisplay products for twelve months beginning from the date that we commence shipments under the agreement. Furthermore, our agreement provides that LG Electronics will have the exclusive right in Korea to purchase T-3 microdisplay products from us for the twelve months beginning from the date that we commenced shipments under the agreement. In the event that LG Electronics purchases more than 60,000 LCoS Sets for delivery between the seventh (7th) and twelfth (12th) delivery months of our agreement, which we currently expect will be May through October 2006, LG Electronics has the right to extend its exclusivity period for twelve additional months. In the event that LG Electronics does not purchase that quantity of LCoS Sets during that time period, we have the right at our option under the agreement to continue to be the exclusive supplier of LCoS products to LG Electronics during the second delivery year.

In the first nine months of 2005, a substantial percentage of our product deliveries, which were in small quantities, were made to LG Electronics. Based upon our agreement with LG Electronics and our present expectations, it is likely that a substantial percentage of our anticipated future product deliveries in the first quarter of 2006 will be made to LG Electronics as well. The loss of LG Electronics as a customer or any delays in our delivery schedule to LG Electronics could harm our future sales or results of operations; and our substantial dependence on one customer is subject to risks set forth under “Risk Factors.”

Business in China and Taiwan

To date, we have delivered limited quantities of our microdisplay products to our Chinese and Taiwanese customers. A substantial portion of these product deliveries occurred in 2004. The quantities of our products delivered to our Chinese and Taiwanese customers are sufficient only for engineering testing and pilot program purposes. To date, our Chinese and Taiwanese customers have not ordered quantities of our products that would enable them to launch commercial sales of LCoS high definition televisions.

Currently our most significant Taiwanese customer is ThinTek Optronics Corp. We recently delivered an initial production lot of our T-3 LCoS Sets to ThinTek for their assembly of optical engines to be used in pilot production rear projection televisions.

We have continuing business relationships with six customers and prospective customers in China and Taiwan, including ThinTek. Current Chinese and Taiwanese prospective customers are at different stages in the development and product introduction processes, and their efforts are progressing at a slower rate than we originally anticipated. We made small shipments of T-3 LCoS Sets to one customer (ThinTek) in the first, second and third quarter of 2005. One of our original Chinese customers (Skyworth) has commenced sale into the China educational market of televisions incorporating our T-1 LCoS Sets. We are maintaining our plans to ship our products to our Chinese and Taiwanese customers and prospective customers, although at a slower rate of shipment than originally expected. We cannot provide assurance concerning the quantities of our products that we will sell to our Chinese and Taiwanese customers and prospective customers in the future.

Although our Chinese and Taiwanese customers’ progression from product prototyping to mass production has been far slower than we had anticipated, we remain positive about our business prospects in China and Taiwan and the potential for China and Taiwan to become large markets for us. We currently believe that Chinese and Taiwanese television manufacturers tend to apply a market strategy of following the successful business models of global television manufacturing leaders, rather than acting as leaders themselves in terms of introducing new technologies to the marketplace. We therefore believe that if the LCoS technology gains greater acceptance in the high definition television marketplace, and if industry leaders, such as Sony, JVC and LG Electronics, present their LCoS based televisions to the worldwide consumer markets in a prominent fashion, it will then be more likely that the Chinese and Taiwanese television manufacturers will follow these business models and ramp up their own lines of LCoS high definition televisions. We believe that our present course of continuing to transact business with major Chinese and Taiwanese television manufacturers is positioning us to be a leading LCoS supplier in China and Taiwan in the future.

Other Business Developments

We are currently continuing to develop working relationships with prospective customers, located primarily in Japan and other parts of the Pacific Rim region. These prospective customers fall into two general categories: 1) television manufacturers and 2) light engine suppliers. We have provided samples of our LCoS Sets to certain of these prospective customers, but we do not have any formal agreements with these parties. While we have made significant progress with respect to product integration and negotiating purchase orders with certain of these prospective customers, we cannot assure that we will receive any purchase orders binding on any of these companies for their purchase of our products in the near future. Even assuming that we receive purchase orders that are binding on the prospective customers, these orders and our sales to these customers and to our existing customers are subject to certain contingencies described under "Risk Factors."

Manufacturing of LCoS Sets

We completed construction of our South Korean manufacturing facility in January 2005. The South Korean facility has commenced to serve as our central commercial manufacturing base. The facility began producing products for commercial sale in limited quantities in the second quarter of 2005. The facility is designed with the capacity, on full employment, to produce up to 28,000 LCoS Sets per month. The facility has been specially designed for expansion to a capacity of 120,000 LCoS Sets per month in several expansion phases. We believe that the facility can be expanded in an efficient manner in the event that such expansion becomes necessary based upon increased or perceived increased demand for our products from our customers.

We are currently continuing to install additional manufacturing and related equipment in the facility and we are actively hiring personnel. We are currently training our new operators and supervisors in key processes and equipment familiarization. We believe that this is making our production transition more efficient and reducing the chances of our incurring unexpected delays in the transition process. While we cannot provide any assurances against unexpected delays, we believe that our transition approach constitutes a proactive, measured and responsible plan to deal with mass production readiness risks and to prepare ourselves to manage our manufacturing facility in South Korea on a basis consistent with the anticipated demand for our products.

Currently we manufacture our LCoS Sets in limited commercial quantities at our facilities in the Republic of Korea and California. Once the South Korean facility reaches full-production mode, we intend to transition the California facility to research and development and special project operations.

Recent Equity Financing

October 2005 Private Placement

In October 2005, we closed a $2.0 million private placement of our common shares and warrants to purchase our common shares with certain institutional and other investors. This transaction included the sale of 571,431 common shares at a purchase price of $3.50 per share and warrants to purchase 228,575 common shares with an exercise price of $5.00 per share exercisable within five years from the date of issuance. We received $2.0 million in proceeds from this transaction, which has been and will be used for working capital and other general corporate purposes. We did not use a placement agent in this transaction. Three of the institutional purchasers in this transaction were investors in our November 2004 private placement of our senior secured convertible notes. We will be required to pay $15,000 to the investors in the event that the registration statement that we will file in connection with the October 2005 Private Placement is not declared effective by the SEC prior to January 12, 2006, and an additional $15,000 for every 30 days thereafter. In addition, we are currently required to pay $30,000 to those investors because we did not file that registration statement by November 12, 2005, and we will be required to pay them an additional $15,000 if we do not file the registration statement by January 12, 2006.

August 2005 Equity Financing

In August 2005, we sold 500,000 of our common shares at a purchase price of $5.40 per share to certain institutional investors. Those shares were included in our Form S-3 “shelf” registration statement (File No. 333-122392), which was declared effective by the SEC in July 2005. We received proceeds of approximately $2.7 million from the transaction, which we used for working capital and other general corporate purposes. The purchasers in the August 2005 Equity Financing had a 30-day option, which expired without exercise on September 4, 2005, to purchase an additional aggregate of 225,000 of our common shares included in the “shelf” registration statement at a purchase price of $5.50 per share. As of the date of this filing, 1,500,000 of our common shares included in our currently effective “shelf” registration statement, have not been sold.

Senior Secured Convertible Debt Financing

On November 30, 2004, we completed a non-brokered private placement of $10 million of senior secured notes (the Senior Secured Convertible Notes). The Senior Secured Convertible Notes accrue interest at 10%, payable quarterly, and the interest is payable in cash or common shares, at our option if certain conditions, such as the availability of an effective registration statement pursuant to which resales may be made or the availability of Rule 144(k) for resale of the common shares underlying our Senior Secured Convertible Notes are met. The value of the shares for the purposes of calculating interest payments shall be equal to the 20-day trailing average of the volume weighted average prices of our common shares at the end of each quarterly interest period. The Secured Convertible Notes are due November 30, 2007.

The Senior Secured Convertible Notes are convertible, at the option of their holders, into our common shares at the conversion price of $9.72 per share. The Senior Secured Convertible Notes are senior to notes that we issued to Argyle Capital Management Corporation, which is wholly owned by Robert A. Olins, our Chief Executive Officer and a director. The holders of our Senior Secured Convertible Notes have a senior security interest in substantially all of our assets, except those located in South Korea. In addition, under the terms of the November 2004 Financing, we are prohibited from using the proceeds from the financing to repay debt or to pay dividends.

We are required under an amended registration rights agreement, to file a registration statement for resale of the shares issuable upon conversion of the notes and to maintain its effectiveness to allow the holders of our Senior Secured Convertible Securities to convert their notes and sell the underlying common shares freely. As we reported in Post Effective Amendment No. 2 to our registration statement to which this prospectus relates, in late August we advised the holders of our Senior Secured Convertible Notes that until the matter concerning the filing of an unauthorized consent of our former auditors, BDO Seidman LLP, is resolved, no sales may be made using the prospectus which is the subject of this registration statement. One of the holders of our Senior Secured Convertible Notes, Portside Growth & Opportunity Fund, communicated to us that due to the filing of that post-effective amendment, it believes that we are obligated under a registration rights agreement to pay each noteholder cash equal to 1% of the purchase price of the notes, and 1% for every 30 days thereafter, until the matter concerning the consent is resolved. We do not believe that we are contractually obligated to make those payments. We have had discussions with the holders of our Senior Secured Convertible Notes concerning this matter, but there has not been any resolution to date.

In a letter that we received on December 12, 2005, one of the holders of our 2004 notes, Portside Growth and Opportunity Fund, an affiliate of Ramius Capital Group, LLC, notified us of two alleged events of default under their note set forth below. In a letter that we received on December 13, 2005, another holder of our 2004 notes, Smithfield Fiduciary LLC, an affiliate of Highbridge Capital Management, LLC, notified us only with respect to the second alleged event of default. Both of these notices call for us to redeem the entire $4.5 million principal amount of the Portside and Smithfield 2004 notes, or $9.0 million in the aggregate, plus a redemption premium of $675,000 to each of these holders of the 2004 notes pursuant to Section 12(a) of their notes.

The following are the alleged defaults: (i) Registration Statement Failure pursuant to Section 4(a)(i) of their Note - Based upon the filing of our first Post-Effective Amendment to the Registration Statement described above; (ii) Failure to Make Interest Payment pursuant to Section 4(a)(v) of their Note - Based upon a claim that we did not make a November 2005 interest payment.

We contend that these allegations are incorrect and without foundation. With respect to the first alleged event of default concerning the alleged registration maintenance failure, we contend that the filing of our first Post-Effective Amendment to the Registration Statement did not and does not constitute an event of default under Section 4(a)(i) of the Portside note. We contend that the second allegation of default is incorrect because on November 30, 2005 (the interest due date), we tendered payment by forwarding checks payable to Portside, Smithfield and the other holders of the 2004 notes by overnight courier to an attorney representing the holders for the full amounts of the relevant quarterly interest payments. That attorney did not distribute the checks to the four holders (although located in the same city), but instead returned the checks to us in California. We have since tendered payment of the full interest amount owing to both Portside and Smithfield via federal funds wire into designated accounts for each of these parties.

We believe that Portside and Smithfield have undertaken to forward these default notices to us in an attempt to achieve their objective of amending the terms of their 2004 notes to their advantage, including a reduction in the conversion price of the notes and other disadvantageous terms to us. We have rejected their offers in this regard and we will continue to take appropriate actions that we believe are in the best interests of our Company and our shareholders.

Certain Developments

As previously reported on August 23, 2005, by Post-Effective Amendment No. 1 to this Registration Statement (which has been withdrawn by the Company contemporaneously with the filing of this Post-Effective Amendment), we filed an unauthorized consent to Amendment Nos. 5 and 6 to the Registration Statement of BDO Seidman to incorporate by reference our consolidated financial statements for the fiscal years ended December 31, 2002 and 2003, respectively. Although we received the requisite authorized consents from BDO Seidman to the incorporation by reference of the consolidated financial statements into this Registration Statement when initially filed and prior amendments thereto (and BDO Seidman has not withdrawn these prior consents), we did not receive the requisite authorization from BDO Seidman to file its consent as an exhibit to Amendment Nos. 5 and 6, the penultimate and final amendments to the registration statement before it was declared effective. Amendment Nos. 5 and 6 were filed with the SEC on July 27, 2005. The disclosures contained in these Amendments did not relate in any way to our fiscal years 2003 and 2002 consolidated financial statements.

The Audit Committee of our Board of Directors conducted an investigation and review of the developments pertaining to the BDO Seidman consent issue with the assistance of independent counsel.

The Audit Committee delivered its report, dated October 31, 2005, to our Chief Executive Officer, Robert A. Olins. The Report concluded that the evidence does not support a finding that any of our employees included the unauthorized BDO consents in the amendments to the Registration Statements referred to above with fraudulent intent or with specific knowledge that BDO Seidman had not authorized the filing of these consents. It concluded that the evidence was consistent with our including the consents due to lack of communication, a series of misunderstandings and/or a failure of inquiry. As to Mr. Olins, the Report concluded that the Audit Committee found no evidence that Mr. Olins was informed that BDO Seidman had not authorized the filing of these consents. However, it also found no evidence that Mr. Olins inquired or determined whether BDO Seidman had in fact authorized inclusion of the consents in these filings. The Audit Committee Report determined that Mr. Olins, as our Chief Executive Officer, did not exercise sufficient diligence in supervising the filing of the amendments to the Registration Statements, that this was a particularly serious failing in light of the SEC having highlighted the need for consents from BDO Seidman, and that as CEO he bears responsibility for the filings. The Audit Committee also stated its belief that, throughout the process of preparing and filing the amendments to the Registration Statements, Mr. Olins acted with our best interests and the best interests of our shareholders in mind, and that his lack of diligence was not motivated by self interest and that nothing related to this incident personally benefited him financially

The Audit Committee recommended three remedial actions. It concluded that the membership of the Board of Directors should be supplemented with a “financial expert” within the meaning of SEC rules. It also concluded that we must improve our corporate governance and disclosure controls, including hiring a full-time Chief Financial Officer and a Controller (who can be the same person). It further concluded that by reason of Mr. Olins' responsibility as CEO for supervision of corporate filings, he should reimburse us for the sum of $50,000, a portion of the costs incurred by us by reason of the unauthorized BDO Seidman consents and the resulting inquiries. In compliance with the Audit Committee Report, in December 2005, Mr. Olins made the $50,000 payment to reimburse the Company.

As also previously reported, we were advised by the Staff of the SEC that the Staff commenced to conduct an informal inquiry into matters and events pertaining to the filing of the unauthorized BDO consent. We have been cooperating fully with the Staff’s inquiry.

On December 6, 2005, we filed Post-Effective Amendment No. 2 to our registration statement on Form S-3 for the purpose of filing an amended Exhibit 23.2, the consent of the independent registered public accounting firm, Odenberg, Ullakko, Muranishi & Co., LLP. That consent allows us to incorporate by reference into this registration statement the consolidated financial statements appearing in our 2004 Annual Report on Form 10-K/A filed on December 28, 2005, for each of the three years ended December 31, 2004.

State of Incorporation and Principal Office

We were incorporated under the laws of the State of New York in 1989. Our executive offices are located at Five Hamilton Landing, Suite 100, Novato, California 94949.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale by the selling shareholders of the shares. Such proceeds will be received by the selling shareholders.

SELLING SHAREHOLDERS

Certain of the common shares being offered by the selling shareholders are issuable upon conversion of the Senior Secured Convertible Notes and as interest on the Senior Secured Convertible Notes. For additional information regarding the issuance of those Notes, see “About SpatiaLight - Senior Secured Convertible Debt.” The remaining common shares being offered by the selling shareholders were issued upon exercises of unregistered warrants that were originally granted to a consultant in consideration for services rendered on our behalf. We are registering the shares in order to permit the selling shareholders to offer the shares for resale from time to time.

Bluegrass Growth Fund Ltd. and Bluegrass Growth Fund LP (together, Bluegrass), which are both selling shareholders, have been shareholders in our Company since 2002. Spayside, Inc., an affiliate of Bluegrass, served as a consultant to us in 2002. Such consulting services included general business development, strategic planning and other financial-related projects. As compensation for the consulting services rendered by Spayside we granted a warrant to purchase 250,000 common shares to Spayside (the common shares subsequently issued to Spayside upon exercise of these warrants were included in a registration statement rendered effective by the SEC in July 2003). In addition, Greenpark Limited, an unaffiliated shareholder of SpatiaLight, as an accommodation to SpatiaLight, transferred 25,000 freely tradable, outstanding SpatiaLight common shares owned by Greenpark, to Spayside. In consideration of that outstanding share transfer to Spayside, we subsequently issued 25,000 restricted common shares to Greenpark. In October 2004, Mr. Ed Kim assigned a warrant to purchase 125,000 common shares in the form of two separate warrants to purchase 62,500 common shares to each of Bluegrass Growth Fund Ltd. and Bluegrass Growth Fund LP. In October 2004, we issued 62,500 common shares to each of Bluegrass Growth Fund Ltd. and Bluegrass Growth Fund LP upon the exercise of such warrants. Both warrants were exercised at a purchase price of $3.50 per share.

Except for (i) the selling shareholders’ ownership of the shares, and (ii) the other relationships described in the two preceding paragraphs, the selling shareholders have not had any material relationship with us within the past three years.

Each of the selling shareholders has advised us that they are not broker-dealers. Two of the selling shareholders, Portside Growth & Opportunity Fund and Smithfield Fiduciary LLC, are affiliates of broker-dealers. Pursuant to the November 2004 Financing, both of those selling shareholders has advised us that they acquired the securities in the November 2004 Financing in the ordinary course of business and that neither of them had any agreement or understanding, directly or indirectly, with any person to distribute any of such securities.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the common shares by each of the selling shareholders. The second column lists the number of common shares beneficially owned by each selling shareholder prior to this offering, based on its ownership of the Senior Secured Convertible Notes, as of December 23, 2005, assuming conversion of all Senior Secured Convertible Notes, without regard to any limitations on conversions or exercise. The third column lists the common shares being offered by this prospectus by the selling shareholders. The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

With respect to the November 2004 Financing, in accordance with the terms of registration rights agreements with certain of the selling shareholders, this prospectus generally covers the resale of the sum of up to (i) 150 % of the number of common shares issuable as interest on the Senior Secured Convertible Notes, assuming a conversion price of $4.90 per share with respect to all of such interest solely for the purpose of calculating the number of shares registered in this Registration Statement, (ii) the number of common shares issuable upon conversion of the Senior Secured Convertible Notes as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. Because the conversion price of the Senior Secured Convertible Notes may be adjusted in certain limited instances (which instances include stock dividends, stock splits, combinations of shares, reclassifications, or corporate reorganizations, all of which are covered by the anti-dilution provisions of the November 2004 Financing documents), the number of shares that will actually be issued may therefore be more or less than the number of shares being offered by this prospectus.

Under the terms of the Senior Secured Convertible Notes, a selling shareholder may not convert the Senior Secured Convertible Notes to the extent such conversion or exercise would cause such selling shareholder, together with its affiliates, to beneficially own a number of common shares which would exceed 4.99% of our then outstanding common shares following such conversion or exercise, excluding for purposes of such determination common shares issuable upon conversion of the Senior Secured Convertible Notes which have not been converted and upon exercise of the additional investment rights which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

Name of Selling Shareholder	Number of Shares Owned Prior to Offering	Maximum Number of Shares to be Sold Pursuant to this Prospectus (1)		Number of Shares Owned After Offering
Portside Growth & Opportunity Fund (2)	841,789	841,789	(6)	0	(10)
Smithfield Fiduciary LLC (3)	841,789	841,789	(7)	0	(10)
Bluegrass Growth Fund, LP (4)	174,739	174,739	(8)	0	(10)
Bluegrass Growth Fund, Ltd (5)	137,326	137,326	(9)	0	(10)

(1) The number of shares to be sold by the Selling Shareholders in connection with the November Financing is based on (i) 100% of the number of shares issuable to the Selling Shareholders upon conversion of the convertible notes, and (ii) 150% of the estimated number of common shares issuable to the Selling Shareholders as interest on the convertible notes. In order to estimate the number of common shares issuable to the Selling Shareholders, we have made several assumptions. We have assumed (a) that all of the convertible notes are converted into common shares, (b) the convertible notes converted into common shares at each installment date of the notes, as opposed to conversion at the election of the Selling Shareholders, by reason of the forced conversion provision of the Senior Secured Convertible Notes, (c) subject to anti dilution provisions of the Senior Secured Convertible Notes the conversion price of all of the convertible notes, for payment of such installments is $9.72, (d) interest on the convertible notes is paid on each quarterly interest date and is paid in common shares based on an interest conversion price of $4.90, which is 100% of the average trading price of our common shares for the 10 day period ending March 21, 2005. These assumptions are set forth solely to estimate the number of common shares to register for resale. These assumptions may not and likely will not, occur exactly as assumed. It is conceivable that more than the number of common shares we estimate to be issued will be issued. Except for the greater number of common shares which may be issued by reason of the anti dilution provisions of the convertible notes, if the number of shares we issue to Selling Shareholders exceeds the number of common shares registered pursuant to the Registration Statement, of which this prospectus forms a part, we will need to file an additional registration statement, to register an additional number of common shares.

(2) Ramius Capital Group, LLC is the investment adviser of Portside Growth and Opportunity Fund and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S& Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(3) Highbridge Capital Management, LLC, is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over the common shares held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge and Messrs. Dubin and Swieca disclaims beneficial ownership of the shares held by Smithfield.

(4) Brian Shatz has voting control and investment discretion over securities held by Bluegrass Growth Fund, LP. Mr. Shatz disclaims beneficial ownership of the Common Stock held by Bluegrass Growth Fund, LP.

(5) Brian Shatz has voting control and investment discretion over securities held by Bluegrass Growth Fund, Ltd. Mr. Shatz disclaims beneficial ownership of the Common Stock held by Bluegrass Growth Fund, Ltd.

(6) Includes 462,963 shares issuable upon conversion of the 2004 Senior Secured Convertible Note and 378,826 shares issuable as interest accrued on the 2004 Senior Secured Convertible Note.

(7)  Includes 462,963 shares issuable upon conversion of the 2004 Senior Secured Convertible Note and 378,826 shares issuable as interest accrued on the 2004 Senior Secured Convertible Note.

(8) Includes 61,729 shares issuable upon conversion of the 2004 Senior Secured Convertible Note, 50,510 shares issuable as interest accrued on the 2004 Senior Secured Convertible Note and 62,500 shares, which were issued to Bluegrass Growth Fund LP in October 2004 upon the exercise of an unregistered warrant acquired from Mr. Kim.

(9) Includes 41,152 shares issuable upon conversion of the 2004 Senior Secured Convertible Note, 33,674 shares issuable as interest accrued on the 2004 Senior Secured Convertible Note and 62,500 shares, which were issued to Bluegrass Growth Fund Ltd. in October 2004 upon the exercise of an unregistered warrant acquired from Mr. Kim.

(10) Assumes that all common shares that are the subject of this prospectus are sold.

DESCRIPTION OF COMMON SHARES

Our Restated Certificate of Incorporation, as amended, authorizes the issuance of up to 50,000,000 common shares, $.01 par value. As of December 23, 2005, 37,279,944 common shares were issued and outstanding.

The holders of our common shares have equal ratable rights to dividends from funds legally available therefore, when and if declared by our Board of Directors and are entitled to share ratably in all of our assets available for distribution to holders of common shares upon the liquidation, dissolution or winding up of our affairs. We have not paid, and have no current plans to pay, dividends on our common shares. Under the terms of the November 2004 Financing, we are prohibited from paying cash dividends while the Senior Secured Convertible Notes issued in the November 2004 Financing remain outstanding. Holders of our common shares are entitled to one vote per share on all matters which shareholders are entitled to vote upon at all meetings of shareholders. All outstanding common shares are, and those offered hereby will be when issued, validly issued, fully paid and nonassessable. The holders of our common shares do not have cumulative voting rights, which means that the holders of a plurality of such outstanding common shares can elect all of our directors then standing for election.

American Stock Transfer and Trust Company, 59 Maiden Lane, New York, New York 10038, is the transfer agent and registrar for our common shares.

PLAN OF DISTRIBUTION

We are registering the common shares issuable upon conversion of the Senior Secured Convertible Notes and in payment of interest on the Senior Secured Convertible Notes to permit the resale of these common shares by the holders of the Senior Secured Convertible Notes from time to time after the date of this prospectus. We are also registering the common shares issued from the exercise of warrants originally issued to a consultant. We will not receive any of the proceeds from the sale by the selling shareholders of the shares. We will bear all fees and expenses incident to our obligation to register the shares.

The selling shareholders may sell all or a portion of the common shares beneficially owned by them and offered hereby from time to time through one or more underwriters, broker-dealers or agents. If the common shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent's commissions. The common shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	in block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	in purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	in an exchange distribution in accordance with the rules of the applicable exchange;

•	in privately negotiated transactions;

•	in short sales;

•	in sales pursuant to Rule 144;

•	in which broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	in a combination of any such methods of sale; and

•	in any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling common shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the common shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common shares in the course of hedging in positions they assume. The selling shareholders may also sell common shares short and deliver common shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge common shares to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the Senior Secured Convertible Notes, the Additional Investment Rights or common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the common shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. To the extent required, by regulations under the Securities Act or otherwise, the prospectus would be supplemented or be the subject of one or more post-effective amendments, as the case may be, to reflect the foregoing transactions.

The selling shareholders and any broker-dealer participating in the distribution of the common shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the common shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of common shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the common shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the common shares registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the common shares by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to the common shares. All of the foregoing may affect the marketability of the common shares and the ability of any person or entity to engage in market-making activities with respect to the common shares.

We will pay all expenses of the registration of the common shares pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The legality of the shares offered by this prospectus is being passed upon by Bryan Cave LLP, New York, New York.

EXPERTS

The financial statements incorporated by reference in this prospectus have been audited by Odenberg, Ullakko, Muranishi & Co. LLP, a registered public accounting firm as of December 31, 2004 and for the three years then ended set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE TO FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. These reports, proxy statements and other information filed with the SEC may be inspected and copied at the SEC Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549.

You may obtain information about the operation of the SEC Public Reference Room by calling 1-800-732-0330. You may also inspect this material free of charge at the SEC's website at http://www.sec.gov. Finally, you may also inspect reports and other information concerning SpatiaLight at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006. SpatiaLight common shares are traded on The Nasdaq SmallCap Market under the symbol "HDTV". SpatiaLight's website is located at http://www.spatialight.com.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" information that we file with them which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information we later file with the SEC will automatically update and supersede this information. The following documents filed by us with the SEC (File No. 000-19828) are incorporated in this prospectus by reference:

•
Annual Report on Form 10-K/A Amendment No. 1, Form 10-K/A Amendment No. 2, Form 10-K/A Amendment No. 3, Form 10-K/A Amendment No. 4, Form 10-K/A Amendment No. 5 and 10-K/A Amendment No. 6 for the fiscal year ended December 31, 2004, filed with the SEC on March 16, 2005, March 31, 2005, April 27, 2005, May 13, 2005, July 13, 2005, October 24, 2005 and December 28, 2005, respectively.

•
The description of our common shares contained in our Registration Statement on Form 8-A filed with the SEC on February 5, 1992, under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating that description.

•	Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31 2005, filed with the SEC on July 13, 2005

•	Quarterly Report on Form 10-Q/A for the fiscal quarter ended June 30, 2005, filed with the SEC on September 28, 2005.

•	Quarterly Report on Form 10-Q/A for the fiscal quarter ended September 30, 2005, filed with the SEC on December 7, 2005.

•	Current Reports on Form 8-K and 8-K/A filed with the SEC on July 8, July 14, August 5, August 29, September 22, October 13, December 19 and December 23, 2005.

All documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act following the date of this prospectus and before the termination of the offering of the shares under this prospectus shall be considered incorporated by reference in this prospectus and be a part of this prospectus from the date of the filing of such documents. Any statement contained herein or in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document, which also is considered to be incorporated by reference herein, modifies or supersedes such prior statement. Any statement modified or superseded shall not be considered, except as so modified or superseded, to constitute part of this prospectus. We will provide without charge to each person to whom this prospectus is delivered, upon request, a copy of any and all of the documents that have been incorporated by reference in this prospectus or the registration statement (other than exhibits to such documents unless exhibits are specifically incorporated by reference into such documents). Any such request should be directed to the Assistant Secretary of SpatiaLight, Inc., Five Hamilton Landing, Suite 100, Novato, California 94949 (telephone (415) 883-1693).

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Our Bylaws provide that we will indemnify (a) any person made or threatened to be made a party to any action or proceeding by reason of the fact that he, his testator or intestate, is or was a director or officer of SpatiaLight and (b) any director or officer of SpatiaLight who served any other company in any capacity at the request of SpatiaLight, in the manner and to the maximum extent set forth in the Business Corporation Law of the State of New York; and SpatiaLight may at the discretion of the Board indemnify all other corporate personnel to the extent permitted by law.

In addition, our Certificate of Incorporation provides that no director shall be liable to SpatiaLight or its shareholders for damages for any breach of duty in such capacity. However, such provision does not eliminate or limit the liability of any director if a judgment or other final adjudication adverse to him or her establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained a financial profit or other advantage to which he or she was not legally entitled or that his or her acts violated Section 719 of the New York Business Corporation Law (relating to the making of illegal distributions to shareholders or loans to directors).

At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of SpatiaLight as to which indemnification is being sought nor are we aware of any threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling SpatiaLight as provided above, we have been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. THE INFORMATION IN THIS PROSPECTUS IS CORRECT AS OF THE DATE OF THIS PROSPECTUS. DELIVERY OF THIS PROSPECTUS AFTER THE DATE INDICATED BELOW DOES NOT MEAN THAT THE INFORMATION IS STILL CORRECT AS OF ANY SUBSEQUENT DATE.

SPATIALIGHT, INC.

1,995,643 COMMON SHARES

PROSPECTUS

_____________, 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16. Exhibits.

The following exhibits are filed with this Registration Statement unless otherwise indicated:

Exhibit No.	Description of Exhibit
1.1	Form of Underwriting Agreement with respect to common shares. †
3.1	Certificate of Incorporation, as amended (Amendments to document filed as Exhibit 3.1 to the Company’s Amendment No. 1 to Form S-3 Registration Statement filed November 18, 1999).
3.2	Bylaws (incorporated by reference to Exhibit B to the Company’s Form 8-K filed February 7, 1995).
4.3	Form of Common Stock Certificate.*
5.1	Opinion of Bryan Cave LLP. *
23.2	Consent of Odenberg, Ullakko, Muranishi & Co. LLP, Independent Registered Public Accounting Firm.
23.3	Consent of Bryan Cave LLP (included as part of Exhibit 5.1). *
24.1	Power of attorney.*
_________________

† To be filed by amendment or by a report on Form 8-K, to the extent applicable, in connection with an offering.
* Previously filed.

ITEM 17. Undertakings.

a. The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the registration statement;

provided, however, that paragraphs a(1)(i) and a(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

b. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Novato, State of California on December 28, 2005.

SPATIALIGHT, INC.

By:	/s/ Robert A. Olins
Robert A. Olins
Chief Executive Officer and Principal Financial and Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert A. Olins Robert A. Olins	Chief Executive Officer, Principal Financial and Accounting Officer, Secretary, Treasurer and Director	December 28, 2005
*/s/ Lawrence J. Matteson Lawrence J. Matteson	Director	December 28, 2005
*/s/ Claude Piaget Claude Piaget	Director	December 28, 2005
*/s/ Robert C. Munro Robert C. Munro *Pursuant to Power of Attorney filed as Exhibit 24.1.	Director	December 28, 2005
*By: /s/ Robert A. Olins Robert A. Olins (Attorney-in-fact)		December 28, 2005

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Form of Underwriting Agreement with respect to the common shares. +
3.1	Certificate of Incorporation, as amended (Amendments to document filed as Exhibit 3.1 to the Company's Amendment No. 1 to Form S-3 Registration Statement filed November 18, 1999).
3.2	Bylaws (incorporated by reference to Exhibit B to the Company's Form 8-K filed February 7, 1995).
4.3	Form of Common Stock Certificate.*
5.1	Opinion of Bryan Cave LLP. *
23.2	Consent of Odenberg, Ullakko, Muranishi & Co. LLP.
23.3	Consent of Bryan Cave LLP (included as part of Exhibit 5.1). *
24.1	Power of attorney. *
_________________
† To be filed by amendment or by a report on Form 8-K, to the extent applicable, in connection with an offering.
* Previously Filed.